

Mail Stop 3561

February 5, 2016

Via E-mail
Mr. Renaud Adams
President and Chief Executive Officer
Richmont Mines Inc.
161 Avenue Principale
Rouyn-Noranda, Quebec J9X 4P6
Canada

> **Re: Richmont Mines Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Response dated January 13, 2016**
> **File No. 001-14598**

Dear Mr. Adams:

We have reviewed your January 13, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 30, 2015 letter.

Form 20-F for Fiscal Year Ended December 31, 2014

Consolidated Financial Statements
Note 2.9 – Exploration and Project Evaluation, page 11

1.   In your response to our prior comment 2 you state that a preliminary economic analysis based on at least Inferred Resources is sometimes sufficient to demonstrate that development is economically feasible. Based on the definition of inferred resources, which states "Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies", we do not agree with your conclusion. We also note in your response to prior comment 2 that you do not capitalize expenditures that are otherwise within the scope of IFRS 6, but later in your response you reference

"technical feasibility and commercial viability" and "Exploration and Evaluation" projects, both concepts of IFRS 6. Since you are not capitalizing expenditures pursuant to IFRS 6, these concepts, including "technical feasibility and commercial viability", do not appear relevant and it would appear that your capitalization would be pursuant to IAS 16. Paragraph 7 of IAS 16 requires it to be probable that future economic benefits associated with the item will flow to the entity in order to recognize an expenditure as a property, plant and equipment asset. Based on the CIM definition of inferred resources, we do not believe that inferred resources provide the level of confidence necessary to support a conclusion that future economic benefit is probable. Please modify your policy, or explain how you have concluded that inferred resources are sufficient to support a conclusion that future economic benefits are probable.

2.   In your response to our prior comment 2 you state that expenditures that had been capitalized using your previously-described economic analysis were $16,444,063 (CAN$) in fiscal year 2013 and $21,392,307 (CAN$) in fiscal year 2014. Please clarify whether all of these amounts were capitalized based on inferred resources or lesser indications of mineralization. If not, please tell us, on a project-by-project basis, the cumulative amount of expenditures that have been capitalized based on inferred resources or lessor indications of mineralization, both gross and net of depreciation, depletion, amortization and impairments, that remain on your balance sheet as of December 31, 2014.

You may contact James Giugliano at (202) 551-3319, or Linda Cvrkel at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and
Mining